POST OFFICE BOX 90808 LAFAYETTE, LOUISIANA 70509 USA TELEPHONE: 337 235 2452

Via EDGAR and Federal Express

September 13, 2012

US Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Mr. Lyn Shenk, Branch Chief

Re:	PHI, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 14, 2012
Schedule 14C
Filed April 12, 2012
File No. 000-09827

Dear Mr. Shenk:

This letter is in response to your comment letter dated September 4, 2012 in reference to the above filings. We have included your comments in italics print in the order presented in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Results of Operations, page 22

1.	We note that direct expenses were approximately 88 percent of total operating expenses for the year ended December 31, 2011. We also note that while you quantify the change in major sub-categories of direct expenses, such as fuel, aircraft rent, insurance and employee compensation, you do not quantify the amount of the expense. In order to provide your investors with context for the quantified changes in these major sub-categories, we believe you should revise future disclosures to quantify the amounts of underlying expenses, preferably in a table. Please revise as appropriate.

Response:     We will provide additional information beginning with our third quarter 2012 Form 10-Q related to Direct Expense. We have included sample language for the Year Ended December 31 2011 compared with Year Ended December 31 2010, Combined Operations.

Direct Expenses – Direct operating expense was $469.7 million for 2011, compared to $443.7 million for 2010, an increase of $26.0 million, or 6%. Employee compensation expense increased ($10.1 million) due to compensation rate increases and an increase in the number of employees, primarily in the Oil and Gas segment, and increased overtime paid during hurricane evacuation flights in September 2011. This amount represents approximately 45% of total direct expense in 2011. Aircraft Maintenance costs represent approximately 15% of total direct expense in 2011, and increased ($4.3 million) due to a $4.3 million credit recorded in the prior

Securities and Exchange Commission

September 13, 2012

year related to termination of a warranty program for certain aircraft. Fuel expense increased ($9.3 million) due to increased per-gallon fuel costs compared to the prior year and represents approximately 5% of total direct expense in 2011. Aircraft depreciation increased ($3.3 million and insurance increased ($3.7 million) due to additional aircraft added to the fleet. Aircraft rent decreased ($4.8 million) due to the purchase of six heavy and one medium aircraft off lease in 2010 and early 2011. Other items increased, net ($0.1 million).

Consolidated Statements of Operations, page 35

2.	We note that you present gains and losses from disposition of assets and interest income immediately following operating revenues and prior to the operating expenses. We acknowledge these items were not material to the years presented. However, to avoid potential confusion by your investors, please revise your presentation in future filings to present these items as components of operating expenses or other income and expenses, as appropriate. Refer to Rule 5-03 of Regulation S-X.

Response:     We agree with your comments and will revise our presentation beginning with our third quarter Form 10-Q as follows:

PHI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of dollars and shares, except per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009
Operating revenues, net	$539,626	$516,935	$487,175
Expenses:
Direct expenses	469,740	443,702	418,627
Selling, general and administrative expenses	34,369	30,147	31,006
Loss (gain) on disposition of assets, net	302	(239)	(111)

	504,411	473,610	449,522

Operating Income	35,215	43,325	37,653
Interest Expense	27,974	19,389	16,037
Loss on debt restructuring	—	9,521	—
Other (income) and expense	(845)	(178)	(225)

Earnings before income taxes	8,086	14,593	21,841
Income tax expense	3,234	7,476	8,873

Net earnings	$4,852	$7,117	$12,968

Securities and Exchange Commission

September 13, 2012

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 38

3.	For consistency with the description of your policy elsewhere in the filing, please revise your policy here to clarify that revenues related to the Air Medical segment are also recorded net of estimated uncompensated care.

Response:     We will include clarification in the Notes to Consolidated Financial Statements in our Form 10-K for December 31, 2012 (1) Summary of Significant Accounting Policies, Revenue Recognition to read as follows:

Revenue Recognition

The Company recognizes revenue related to aviation transportation services after the services are performed or the contractual obligations are met. Aircraft maintenance services revenues are recognized at the time the repair or services work is completed. Revenues related to the Company’s Air Medical segment independent provider model services are recorded net of contractual allowances under agreements with third party payors and also recorded net of uncompensated care allowances when the services are provided. Revenues generated under the hospital based model consist of a fixed monthly rate for aircraft availability and an hourly rate for flight time. Revenues are recognized after the services are performed or the contractual obligations are met.

Schedule 14C filed April 12, 2012

Compensation Discussion and Analysis, page 9

4.	We note in the Summary Compensation Table on page 13 that in 2011 you granted RSUs to your CEO but not to any other named executive officers. We also note that in 2010 you granted RSUs to several of your named executive officers but not to your CEO. Please confirm to us that in future filings you will discuss how each determination was made as to when each award would be granted, pursuant to Item 402(b)(2)(iv) of Regulation S-K.

Response:     The difference in the timing of the awards is explained in our compensation discussion and analysis under the heading “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation.” We confirm that in future filings we will discuss how each determination was made as to when each award would be granted, pursuant to Item 402(b)(2)(iv) of Regulation S-K.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 13, 2012

If you have additional questions or comments to our response to your review, please feel free to contact me at telephone 337-272-4427, fax 337-235-1357 or e-mail at mmccann@phihelico.com.

Sincerely,

/s/ Michael J. McCann

Michael J. McCann

Chief Financial Officer

MJM/mj

c:	Al A. Gonsoulin – PHI, Inc. (Chairman/CEO)
Dionne Rousseau – Legal Counsel, Jones, Walker, LLP
Troy Falterman – Deloitte & Touche, LLP